Resignation of Vice-President of Refining and Industrial Processes

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that Tomás Hernández, Vice-President of Refining and Industrial Processes has resigned, effective April 15, 2020.

The Company acknowledges and thanks his leadership and performance managing Ecopetrol’s downstream segment during the past four years.

Appointment of Vice-President of Refining and Industrial Processes

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces the appointment of Walter Fabian Canova as Vice-President of Refining and Industrial Processes.

Walter Canova is currently Manager of the Cartagena’s Refinery and will assume his new duties on April 16. Mr. Canova is a chemical engineer from Universidad Nacional del Litoral, with an MBA from the University of Belgrano. He also holds a specialization in Project Management and a Management Program from the universities of North Carolina and Houston in the United States. Mr. Canova has more than 30 years of experience in refineries, in companies such as ExxonMobil, Axion Energy and Puma Energy, in which he held positions as Operations Manager, Project Manager and General Manager.

                                               Bogotá, March 18, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co